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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                         ---------

                        Workgroup Technology Corporation
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   980903108
                                   ---------
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 980903108                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James M. Carney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          421,089
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             13,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          421,089
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          13,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      421,089
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

                                  Schedule 13G
                                  ------------


Item 1(a).  Name of Issuer:  Workgroup Technology Corporation
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices: 91 Hartwell Avenue,
            -----------------------------------------------
            Lexington, MA 02173

Item 2(a).  Name of Person Filing:  James M. Carney
            ---------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence: The
            -----------------------------------------------------------
            address of the principal business office of Mr. Carney is 91 Hartwell Avenue, Lexington, MA 02173.

Item 2(c).  Citizenship:  Mr. Carney is a United States citizen.
            -----------

Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value per
            ----------------------------
            share.

Item 2(e).  CUSIP Number: 980903108
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
            -------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            (a)  [  ]  Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of 1934 (the "Act").

            (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act.

            (d)  [  ]  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.

            (e)  [  ]  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940.

            (f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act .

            (g)  [  ]  Parent Holding Company, in accordance with Rule 13d-
                       1(b)(ii)(G) of the Act.

            (h)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the
                       Act .

            None.

Item 4.     Ownership.
            ---------

            (a)  Amount Beneficially Owned:

                 Mr. Carney may be deemed to own beneficially 434,422 shares of Common Stock as of December 31, 1997. As of December 31, 1997, Mr. Carney is the record owner of 377,343 shares of Common Stock. He also is the record owner 43,746 options which are exercisable within 60 days of December 31, 1997. Mr. Carney may also be deemed to beneficially own 13,333 shares owned by his wife. Mr. Carney disclaims beneficial ownership of 13,333 shares of Common Stock owned by his wife.

            (b)  Percent of Class:

                 5.1%
                 (Based on 8,249,320 shares of Common Stock reported to be outstanding on Form 10-Q for the fiscal quarter ended September 30, 1997, as adjusted pursuant to Rule 13d-3(d)(1).)

            (c)  Number of shares as to which such person has:

                               Page 3 of 5 pages

                 (i)   sole power to vote or to direct the vote:

                       421,089 shares.

                 (ii)  shared power to vote or to direct the vote:

                       13,333 shares.

              (iii)    sole power to dispose or direct the disposition of:

                       421,089 shares.

              (iv)     shared power to dispose or direct the disposition of:

                       13,333 shares.

            Mr. Carney disclaims beneficial ownership of 13,333 shares of Common Stock owned by his wife.

Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not Applicable.

Item 7.     Identification and Classification of the Subsidiary which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            ------------------------------------------------------------

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Not Applicable.

Item 10.    Certification.
            -------------

           Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               Page 4 of 5 pages

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1998



/s/  James M. Carney
--------------------
James. M. Carney

                               Page 5 of 5 pages